NEWS RELEASE

2006 Consolidated Financial Statements, Management Discussion and
Analysis, Annual Information Form and Form 20F To Be Released
On Or Before April 10, 2007

Vancouver, Canada – April 2, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) announces that it will be a few days late in filing its 2006 consolidated financial statements, management discussion and analysis, annual information form and form 40F. The Company expects to release the year-end financial reports on or before April 10, 2007.

The main reason for the late filing is that 2006 is the first year of consolidating the Company’s Mexican operations into its year-end financial reports. Management has experienced some difficulties and delays in bringing the accounts of the Mexican subsidiaries it has acquired or incorporated into compliance with Canadian GAAP and US GAAP reporting standards. These difficulties and delays should be resolved this week.

Endeavour also announces that the closing of the previously announced acquisition of the exploitation contracts for the Unidad Bolanitos mines and plant located in the state of Guanajuato has been extended until April 30, 2007. The parties require more time to reach a final reconciliation of the mine and plant inventories and costs.

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango coupled with the Company’s aggressive exploration and acquisition programs should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.